SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.

                                (Name of Issuer)

                                  Common Shares

                         (Title of Class of Securities)

                                   927926 20 4

                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 4, 2002

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON                         Arthur Richards Rule
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       Not Applicable
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ___
                                                                 (b)  X
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                        Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                               ___
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                      U.S.A.
--------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                                                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8        SHARED VOTING POWER
         EACH                                                         2,697,684
      REPORTING         --------------------------------------------------------
        PERSON          9        SOLE DISPOSITIVE POWER
         WITH                                                                 0
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                                                      2,697,684
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      2,697,684
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        ___
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        25.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                                                                        IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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1          NAME OF REPORTING PERSON               Rule Family Trust udt 12/17/98
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON       Not Applicable
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) ___
                                                                 (b)  X
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS                                        Not Applicable
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                             ___
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION                 California
--------------------------------------------------------------------------------
      NUMBER OF         7        SOLE VOTING POWER
        SHARES                                                                0
     BENEFICIALLY       --------------------------------------------------------
       OWNED BY         8        SHARED VOTING POWER
         EACH                                                         2,697,684
      REPORTING         --------------------------------------------------------
        PERSON          9        SOLE DISPOSITIVE POWER
         WITH                                                                 0
                        --------------------------------------------------------
                        10       SHARED DISPOSITIVE POWER
                                                                      2,697,684
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                      2,697,684
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      ___
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        25.2%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                                                                        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 3)

      The Statement on Schedule 13D, dated February 8, 2002, initially filed by Arthur Richards Rule, as amended by Amendment No. 1, dated May 2, 2002, and Amendment No. 2, dated July 2, 2002, both filed by Mr. Rule and the Rule Family Trust udt 12/17/98, a revocable grantor trust (the "Trust," and together with Mr. Rule, the "Reporting Persons") (as so amended, the "Schedule 13D") is hereby amended by this Amendment No. 3, dated November 13, 2002 (the "Amendment"), to reflect certain changes in the information previously filed by the Reporting Persons relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      Information in this Amendment is provided to: (1) reflect the automatic conversion of Debentures of the Issuer; (2) report sales of Common Shares by Exploration Capital; and (3) report a distribution of Common Shares by Global Resource, all as described in Item 5(a) hereof.

      NOTE: Beneficial ownership calculations below are based on 9,306,504 Common Shares of the Issuer outstanding as of November 6, 2002.

Item 2. Identity and Background

      Item 2(a) is hereby amended and restated to read in its entirety as follows:

      (a) Names

      This Statement is filed by the Reporting Persons by virtue of their respective ownership interests, as described below, in (a) Exploration Capital Partners 2000 Limited Partnership ("Exploration Capital"), a direct beneficial owner of Shares*; (b) Global Resource Investments Ltd. ("Global Resource"), a direct beneficial owner of Shares; and (c) Rule Investments, Inc. ("Rule Investments"), a direct beneficial owner of Shares. By signing this Statement, each Reporting Person agrees that this Statement is filed on his or its behalf.

      Following is information about the relationships between the Reporting Persons and Exploration Capital, Global Resource and Rule Investments:

      The General Partner of Exploration Capital is Resource Capital Investment Corp. ("Resource Capital"). The General Partner of Global Resource is Rule Investments, which also owns 100% of Global Resource. The Trust owns 90% and 100%, respectively, of Resource Capital and Rule Investments. Mr. Rule is President and a Director of Resource Capital, and is President and sole Director of Rule Investments, and, with his wife, is co-Trustee of the Trust.

      * NOTE: For purposes of this Statement, the term "Shares" includes Common Shares owned (if any) as well as those issuable on exercise of warrants.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read in its entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of 2,152,814 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 20.6% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

      Global Resource is the direct beneficial owner of 296,296 Shares (all of which are immediately exercisable share purchase warrants). Rule Investments, the General Partner of Global Resource, is the direct beneficial owner of 248,574 Common Shares. By virtue of the relationships described under Item 2 of this Statement, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource and by Rule Investments.

      Based on the above, each of Mr. Rule and the Trust has, in aggregate, indirect beneficial ownership of 2,697,684 Shares, or approximately 25.2% of the Issuer's outstanding Common Shares.

      (b) By virtue of the relationships described in Item 2, each of Mr. Rule and the Trust may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Exploration Capital, Global Resource and Rule Investments.

      (c) The Reporting Persons do not directly beneficially own any Shares. The following event and transactions occurred during the past 60 days with respect to the Shares indirectly beneficially owned by the Reporting Persons:

On September 19, 2002, the Securities and Exchange Commission declared effective a registration statement covering resale by selling security holders of Issuer Common Shares. The Shares covered by the registration statement include Shares issuable upon conversion of Debentures and exercise of warrants (including warrants to be issued upon conversion of Debentures). As a consequence, the $1,152,000 principal amount of Debentures held by Exploration Capital were automatically converted, pursuant to their terms, into 1,122,807 Debenture Units at a price of $1.026 per Debenture Unit. Each Debenture Unit consisted of one Common Share and one warrant entitling the holder to purchase one Common Share at a price of $1.50.

On October 30, 2002, Exploration Capital sold 34,400 Common Shares in an open market transaction, at a price of $2.8014 per share, for aggregate proceeds of approximately $96,368.

On October 31, 2002, Exploration Capital sold 13,900 Common Shares in an open market transaction, at a price of $2.7558 per share, for aggregate proceeds of approximately $38,306.

On November 1, 2002, Exploration Capital sold 44,500 Common Shares in an open market transaction, at a price of $2.70 per share, for aggregate proceeds of approximately $120,150.

On November 4, 2002, Global Resource distributed 296,296 Common Shares, as follows: 248,574 Common Shares to Rule Investments, its General Partner, and 47,722 Common Shares to persons unaffiliated with either of the Reporting Persons.

                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: November 13, 2002                  Arthur Richards Rule, individually


                                         By: /s/ Keith Presnell
                                            ---------------------------------
                                             Keith Presnell, Attorney-in-Fact


Date: November 13, 2002                  Rule Family Trust udt 12/17/98


                                         By: /s/ Keith Presnell
                                            ---------------------------------
                                            Keith Presnell, Attorney-in-Fact for
                                            Arthur Richards Rule, Trustee